Exhibit 99.1

Cenovus recognized as corporate responsibility leader

Named to Maclean’s, Corporate Knights lists, Vigeo index

CALGARY, Alberta (June 5, 2014) - Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has once again been recognized as one of Canada’s most responsible companies. Today, Maclean’s magazine and Sustainalytics ranked Cenovus among the Top 50 Socially Responsible Corporations in Canada for the third year in a row. In a separate ranking, Corporate Knights magazine recognized Cenovus as one of the Best 50 Corporate Citizens in Canada for the fourth consecutive year. The company was also recently included in the Euronext Vigeo World 120 Index for responsible performance.

“We strive to develop our resources responsibly by integrating social, environmental and good governance considerations into all that we do,” said Sheila McIntosh, Cenovus Executive Vice-President, Environment & Corporate Affairs. “We believe that’s just good business and we’re pleased that our corporate responsibility efforts continue to be recognized year after year by these organizations.”

Cenovus is one of only four energy and utilities companies to make the Maclean’s and Sustainalytics top 50 list of Canada’s most socially responsible companies this year. In addition, Cenovus ranked 10th in the Corporate Knights list of Canada’s best 50 corporate citizens and was one of seven oil and gas companies included.

Maclean’s works with Sustainalytics, a global leader in corporate responsibility analysis, to evaluate performance in areas such as environmental initiatives, impact on local communities and employee satisfaction. Corporate Knights is a quarterly Canadian magazine whose annual corporate citizenship rankings consider a variety of factors, including a company’s impact on the environment, its safety record, pension fund quality, board diversity, corporate governance and transparency. Vigeo and NYSE Euronext, the world’s largest exchange group, manage a number of indexes that concentrate on ranking corporate performance related to the environment, social issues and governance.

In addition to mandatory reporting, Cenovus voluntarily discloses its corporate responsibility performance every year in a number of ways, including through CDP’s Climate Change and Water programs, the Dow Jones Sustainability Index and through the company’s annual Corporate Responsibility report and website.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S.

refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:
Media: Reg Curren Senior Advisor, Media Relations 403-766-2004	Investor Relations Susan Grey Director, Investor Relations 403-766-4751

Media Relations general line 403-766-7751